Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated May 9, 2022

Preliminary Prospectus Supplement dated February 6, 2023

Registration Statement File No. 333-264799-01

Spire Missouri Inc.

Offering of:

$400,000,000 4.800% Series First Mortgage Bonds due 2033

Pricing Term Sheet

February 6, 2023

Issuer:	Spire Missouri Inc.

Expected Ratings (Moody’s / S&P)*:	A1/A

Expected Ratings Outlooks (Moody’s / S&P)*:	Negative/Stable

Security Type:	First Mortgage Bonds

Pricing Date:	February 6, 2023

Settlement Date:	February 13, 2023 (T+5)

Maturity Date:	February 15, 2033

Interest Payment Dates:	February 15 and August 15, beginning August 15, 2023

Principal Amount:	$400,000,000

Benchmark Treasury:	4.125% due November 15, 2032

Benchmark Treasury Price / Yield:	104-04+ / 3.619%

Spread to Benchmark Treasury:	+ 120 bps

Yield to Maturity:	4.819%

Coupon:	4.800%

Public Offering Price:	99.850% of the principal amount

Optional Redemption:

Make-Whole Call:	Prior to November 15, 2023 (the date that is three months prior to the maturity date of the First Mortgage Bonds (the “Par Call Date”)), the Issuer may redeem the First Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the First Mortgage Bonds being redeemed discounted to the redemption date (assuming the First Mortgage Bonds being redeemed matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the redemption date and (ii) 100% of the principal amount of the First Mortgage Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call:	On or after the Par Call Date, the Issuer may redeem the First Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the First Mortgage Bonds being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	84859D AC1 / US84859DAC11

Book-Running Managers:	BMO Capital Markets Corp. TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Mizuho Securities USA LLC Regions Securities LLC

Co-Managers:	Samuel A. Ramirez & Company, Inc. Academy Securities, Inc. C.L. King & Associates, Inc.

The issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates (File No. 333-264799-01). Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying preliminary prospectus supplement if you request them by calling: BMO Capital Markets Corp. toll-free at 1-800-414-3627; TD Securities (USA) LLC toll-free at 1-855-495-9846; U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information therein.